SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)


                                Tuxis Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  901 14 4 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                  212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 20, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

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3    SEC Use Only

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4    Source of Funds                                                          WC

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5    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) / /

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6    Citizenship or Place of Organization                               Delaware

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7    Sole Voting Power                                            224,666 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

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9    Sole Dispositive Power                                       224,666 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

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11   Aggregate Amount Beneficially Owned by Each Reporting Person 224,666 Shares

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12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares /   /

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13   Percent of Class Represented by Amount in Row (11)                    22.8%

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14   Type of Reporting Person                                                 BD

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
--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                              5,247 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                         5,247 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person   5,247 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares /   /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                     0.5%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

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



ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Tuxis Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
Marion Morris                                              Senior Vice President
Thomas O'Malley                                          Chief Financial Officer
Monica Pelaez                                                          Secretary
William G. Vohrer                                                      Treasurer
Thomas B. Winmill                                                General Counsel
Mark C. Winmill                                                        President

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC is a Delaware corporation. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC used working capital. Bassett S. Winmill used personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(A) As of June 28, 2005 the Reporting Persons believe there are 983,776 shares of Common Stock outstanding. ISC is the beneficial owner of 224,666 shares of Common Stock, which constitutes approximately 22.8% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 5,247 shares of Common Stock, which constitute approximately 0.5% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:


                                                                                        Where and How
                                                      Number of                          Transaction
Reporting Person     Date                 Buy/Sell     Shares      Price Per Share        Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                 5/11/05                 buy         3,400          8.81                 AMEX
ISC                 5/12/05                 buy         1,000          8.72                 AMEX
ISC                 5/13/05                 buy           600          8.63                 AMEX
ISC                 5/17/05                 buy         3,600          8.87                 AMEX
ISC                 5/18/05                 buy           600          8.94                 AMEX
ISC                 5/19/05                 buy         1,000          8.90                 AMEX
ISC                 6/20/05                 buy         1,000          8.90                 AMEX
ISC                 6/21/05                 buy         1,000          8.44                 AMEX
ISC                 6/23/05                 buy         1,000          8.84                 AMEX
ISC                 6/24/05                 buy         1,000          8.78                 AMEX


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI"). WCI is a New York based holding company. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Thomas B. Winmill may be deemed a controlling person of WCI, ISC and the Issuer. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the former investment manager of the Issuer.

     Pursuant to approval of stockholders at a special meeting adjourned to November 7, 2001, the investment management agreement with CEF was terminated effective at the end of business on November 30, 2001. Commencing December 1, 2001, the Issuer's officers (who are substantially identical to those of CEF) assumed the management of the Issuer's affairs, including portfolio management, subject to the oversight and final direction of the Issuer's board of directors. Compensation of the Issuer's personnel was set in the aggregate amount of $200,000 per year effective December 1, 2001, $300,000 per year effective October 2, 2002, $350,000 per year effective January 1, 2004, and $435,000 per year effective January 1, 2005 and may be further changed from time to time at the discretion of the Issuer's board of directors. Bonuses aggregating $20,000 and $75,000 were authorized by the Issuer's board of directors in, respectively, 2003 and 2004.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is executive chairman of the board of directors of the Issuer. Mark C. Winmill is a director of WCI and president and a director of the Issuer. Thomas B. Winmill is a director and officer of WCI, ISC and CEF and general counsel of the Issuer. Thomas O'Malley, William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF and the Issuer. The Issuer has an executive committee comprised of Mark C. Winmill.

     The Issuer uses the name Tuxis pursuant to a royalty free non-exclusive license from WCI. The license may be withdrawn by WCI at any time in its sole discretion.

     The Issuer reimbursed WCI and affiliates $13,333 for providing certain officers to perform certain accounting services during 2004. The Issuer shares office space and various general and administrative expenses with WCI and its affiliates and is expected to reimburse WCI and its affiliates for these expenses. For the year ended December 31, 2004, the Issuer reimbursed WCI and its affiliates $36,000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Certain information concerning the Issuer's and ISC's directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2005


                                              INVESTOR SERVICE CENTER, INC.

                                              By: /s/ Thomas B. Winmill
                                              Name:   Thomas B. Winmill
                                              Title:  General Counsel

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2005

                           By: /s/ Thomas B. Winmill on behalf of Bassett S.
                                   Winmill by Power of Attorney signed 12/11/01
                           Name:   Thomas B. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI"). WCI is a New York based holding company. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Thomas B. Winmill may be deemed a controlling person of WCI, ISC and the Issuer. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the former investment manager of the Issuer.

     The directors of ISC are William G. Vohrer, Thomas B. Winmill, and Robert
D. Anderson. The directors of WCI are Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are Russell E. Burke, III, Frederick A. Parker, Jr., Peter M. Kuhlmann, Bassett S. Winmill and Mark C. Winmill. Mark C. Winmill is President of the Issuer.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer as defined in the 1940 Act is set forth below:


                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
--------------------------------------------------------------------------------


       MARK  C.  WINMILL  --  Since  2002,  he has  served  as          2004
  President  and  Chief  Executive  Officer of the Issuer.
  From 2000 to 2002, he was principally engaged as Chairman of the Thanksgiving Foundation. He was Chief Operating Officer of Bull & Bear Securities, Inc. ("BBSI"), a nationwide discount broker, from 1999 to 2000. He was also president and director of BBSI from 1987 until 1999 when WCI sold BBSI to The Royal Bank of Canada. He was co-president and director of WCI and its affiliates from 1990 to 1999 and an officer and director of the investment companies managed by WCI subsidiaries (the "Investment Company Complex") from
  1987 to 1999. He was born on November 26, 1957


        BASSETT S. WINMILL - He is  Executive  Chairman of the         1983
  Board of the Issuer, as well as certain investment companies, and of WCI and certain of its affiliates. He is a member of the New York Society of Security Analysts, the Association for Investment Management and Research, and the International Society of Financial Analysts. He was born
  February 10, 1930.

        The  non-director  executive  officers  of  the  Issuer
   and/or   director/officers   of  WCI,  and  their   relevant
   biographical information are set forth below:

        THOMAS B. WINMILL - He is General Counsel of the Issuer, and Chief Executive Officer and a director of WCI and its affiliates and the Investment Company Complex. He is a member of the New York State Bar and the SEC Rules Committee of the Investment Company Institute. He was born on June 25, 1959.

        THOMAS O'MALLEY - Chief Accounting Officer, Chief Financial Officer, and Vice President of the Issuer, WCI and its affiliates, and the Investment Company Complex since June 2005. Previously, he served as Assistant Controller of Reich & Tang Asset Management, LLC, Reich & Tang Services, Inc., and Rich & Tang Services, Inc., and Reich & Tang Distributors, Inc. He is a certified public accountant. He was born on July 22, 1958.

        WILLIAM G. VOHRER - Treasurer and Vice President of the Investment Company Complex, WCI, ISC and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

        MARION  E.  MORRIS - Senior  Vice  President.  She is a
   Senior Vice  President of the  Investment  Company  Complex,
   WCI, ISC and the Issuer. She was born on June 17, 1945.

        MONICA PELAEZ - Vice President, Secretary, Associate General Counsel, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of June 28, 2005 by each foregoing officer and/or director of the Issuer.

           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Marion Morris                                      0
           Thomas O'Malley                                    0
           Monica Pelaez                                      0
           William G. Vohrer                                  0
           Bassett S. Winmill                             5,247
           Thomas B. Winmill                                 32
           Mark C. Winmill                               10,514